

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2012

Via E-Mail
William Tay
President and Chief Executive Officer
Northam Acquisition Corp.
2000 Hamilton Street, #943
Philadelphia, PA 19130

> **Re: Northam Acquisition Corp.**
> **Registration Statement on Form 10**
> **Filed September 25, 2012**
> **File No. 000-54812**

Dear Mr. Tay:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note that the Form 10 goes effective 60 days after the date it was filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. After that date, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In the event it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refiling when you have addressed all our comments. In addition, we will continue to review your filing until all our comments have been addressed.

2.   Please explain why you have elected to file three separate Form 10 registration statements at this time, given that none of the three entities has assets, you state that you do not have immediate plans to conduct an acquisition and your disclosure on page 17 indicates that Mr. Tay has involvement with 5 other blank check companies with no pending business combinations.

3.   Since you appear to qualify as an "emerging growth company," as defined in the
        Jumpstart Our Business Startups Act, please disclose in the beginning of your registration
        statement that you are an emerging growth company and revise your registration
        statement to:

        •   Describe how and when a company may lose emerging growth company status;
        •   Briefly describe the various exemptions that are available to you, such as exemptions
            from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b)
            of the Securities Exchange Act of 1934; and
        •   State your election under Section 107(b) of the JOBS Act:
            o   If you have elected to opt <u>out</u> of the extended transition period for complying with
                new or revised accounting standards pursuant to Section 107(b), include a
                statement that the election is irrevocable; or
            o   If you have elected to use the extended transition period for complying with new
                or revised accounting standards under Section 102(b)(1), provide a risk factor
                explaining that this election allows you to delay the adoption of new or revised
                accounting standards that have different effective dates for public and private
                companies until those standards apply to private companies. Please state in your
                risk factor that, as a result of this election, your financial statements may not be
                comparable to companies that comply with public company effective
                dates. Include a similar statement in your critical accounting policy disclosures.

        In addition, consider describing the extent to which any of these exemptions are available
        to you as a Smaller Reporting Company.

Item 1. Business, page 3

4.   Please revise your business section to disclose the fact that as of the most recent audited
        period you have generated no revenues or earnings from operations and possess no assets
        or financial resources.

5.   We note that, although you intend to pursue a business combination, you have not had
        any discussions with any target companies. Please revise to provide more information on
        how you intend to successfully solicit a business combination, including whether you
        intend to solicit persons who have a relationship with the company's promoters or
        management. Also, because Mr. Tay has been involved with other blank check
        companies, discuss whether there are specific methods of solicitation that have been
        successful in the past and how Mr. Tay intends to apply these methods to this company.

6.   Please add a separately captioned section that discusses the negative aspects of becoming
        a reporting company through a business combination with a reporting shell company.
        For example, discuss the general prohibition on the resale of restricted securities initially
        issued by you, both before and after an initial business combination, unless specific
        conditions are met including the conditions under Rule 144(i).

7.   Please revise to discuss how compensation to be received by Mr. Tay, other affiliates, or the company will affect the decision to proceed with a business combination. Discuss what role compensation has played in the past in analyzing business combinations with prior blank check companies with which Mr. Tay has been involved.

Form of Acquisition, page 4

8.   Please revise to clarify what you mean by "very limited" when describing how much time your sole officer and director will devote to your business prior to an acquisition, perhaps by indicating the number of hours per week he will dedicate to your business. Please also update the risk factor on page 7 related to this same issue.

9.   Please explain why you are not required to deliver an annual report to security holders in light of the fact that you are registering your common stock under Section 12(g) of the Exchange Act and will be subject to Section 13(a) of the Exchange Act, including periodic reporting, the proxy rules, Williams Act, and Section 16 of the Exchange Act.

10.   In the first paragraph on page 5, you state that the transaction may be accomplished upon the sole determination of management without any vote or approval by stockholders. Reference and discuss the controlling legal authority to explain how an acquisition may be accomplished with or without the approval of stockholders and provide more details on how you will structure a transaction so that it does not require stockholder approval. To provide context, disclose how Mr. Tay has structured such transactions in the past.

Item 1A. Risk factors, page 6

11.   Please include risk factors that discuss:

    •   That you currently have no resources to evaluate a business combination.
    •   That you will likely structure any business combination to not require shareholder approval.
    •   That being a public reporting company involves risks and costs, with a discussion of what those risks and costs are.

12.   We note the first risk factor and your statement that in the event that your officers and directors and members of management are identical to that of other blank check companies, these individuals will "arbitrarily" determine which company will proceed with the transaction. Please revise to address whether this will create any risks given the legal effects of violating fiduciary duties owed to shareholders.

Item 2. Financial Information

Management's Discussion and Analysis or Plan of Operations, page 13

13.   We note your statement that you believe you will be able to meet the costs in the next 12 months through the use of funds in your treasury and additional amounts to be loaned by or invested in you by your stockholders, management or other investors. However, given that it appears that you do not have any funds in your treasury, please revise to discuss in greater detail how you will be able to meet the costs of being a public reporting company and the costs of analyzing potential business combinations. Please also clarify which stockholders, management or other investors have indicated their intention to advance additional funds to you as needed to cover costs and if true, indicate that there is no guarantee that such additional funds will be made available.

14.   In light of your competitive disadvantages, please revise this section to discuss your strategy for successfully identifying and completing business combinations when you will be competing against entities that possess greater financial, technical and managerial capabilities.

15.   We note that you may consider businesses that are in need of additional funds for expansion or an established business in need of additional capital. Please provide support for how you can provide such additional capital given your limited resources and revise to disclose the challenges and risks likely associating with combining with a business that has such capital requirements. Please also disclose, if true, that you may engage in a transaction with a company that would still be considered a shell company or blank check company for purposes of Rule 144(i) and Rule 419 of Regulation C. Explain what this means.

Current Blank Check Company Experience, page 17

16.   Please revise to disclose whether Mr. Tay has any past blank check company experience. Additionally, in the "Pending Business Combination" column, revise to disclose to whom the blank check company was transferred or the identity of the successor identity. Further, add the following information to the table:

- The consideration received by Mr. Tay for transferring his interests in the blank check companies (disclosing the value of the consideration);
- Any retained interest (including the value of the interest);
- Any affiliated or third party involvement, including any compensation structure for such affiliation or involvement (disclosing the value of the compensation);
- Whether the successor entities are currently reporting companies, and if so, whether they are timely in their reporting obligations, and
- Whether the successor entities have a public trading market for their securities.

Item 6. Executive Compensation, page 16

17.   We note that you have adopted a policy whereby the offer of any post-transaction employment to members of management will not be a consideration in your decision whether to undertake a proposed transaction. Please revise to balance this disclosure by clarifying that there is no guarantee that this policy will be adhered to at the time of making a transaction determination.

18.   You state that Mr. Tay has not received any "cash" remuneration since inception. Item 402(m) of Regulation S-K requires you to discuss all compensation, including cash and non-cash items. We note that Mr. Tay received stock in exchange for services rendered to the company. Please revise your executive compensation disclosure accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Feider at (202) 551-3379 or Kathleen Collins, Accounting Branch Chief at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director